sünny

 # THANK YOU!!!

SUNNY HAS ALREADY RAISED $92K ON WEFUNDER

CLICK HERE TO CHECK OUT OUR PAGE

JOIN IN ON THE FUN AND GET EXCLUSIVE PERKS LIKE:

😊 **SUNNY BUNDLES**

💜 **INVITE TO OUR ONLINE SELF CARE COMMUNITY GROUP CHAT**

🩷 **THE DEBUT OF OUR BOGO SUNNY CUP + APPLICATOR**

☕ **COFFEE W DREW & CINDY**

😊 **AND MORE**



